EXHIBIT 12






              CATERPILLAR FINANCIAL SERVICES CORPORATION

                                     STATEMENT SETTING FORTH COMPUTATION OF
                    RATIO OF PROFIT TO FIXED CHARGES
                              (Unaudited)
                         (Dollars in Millions)




                                 Three Months Ended   Nine Months Ended
                                 Sept. 30, Sept. 30, Sept. 30, Sept. 30,
                                    1994      1993      1994     1993

     Net Income                   $ 10.9    $  9.0    $ 25.8    $ 28.4

     Add:
       Provision for income taxes    6.6       7.1      14.8      17.7

     Deduct:
       Equity in profit of
         partnerships                (.4)      (.3)     (1.2)     (1.1)

     Profit before taxes          $ 17.1    $ 15.8    $ 39.4    $ 45.0

     Fixed charges:
       Interest on borrowed
         funds                    $ 54.1    $ 43.6    $151.8    $128.6
       Rentals--at computed
         interest*                    .4        .3        .9        .9

     Total fixed charges          $ 54.5    $ 43.9    $152.7    $129.5

     Profit before taxes plus
       fixed charges              $ 71.6    $ 59.7    $192.1    $174.5

     Ratio of profit before
       taxes plus fixed charges
       to fixed charges              1.31      1.36      1.26      1.35



     *Those portions of rent expense that are representative of interest cost.